QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.15

Schedule of Material Differences

        The only material difference between the General Credit Facility Grant Contract, dated as of September 15, 2010, between Bank of Beijing, Chaowai Branch and Bona Film Group Co., Ltd (PRC) and the General Credit Facility Grant Contract, dated as of October 19, 2011, between Bank of Beijing, Chaowai Branch and Bona Film Group Co., Ltd (PRC) is the date of the respective contract.

        The only material difference between the Guarantee, dated as of September 15, 2010, between Bank of Beijing, Chaowai Branch and Mr. Dong Yu and the Guarantee, dated as of October 19, 2011, between Bank of Beijing, Chaowai Branch and Mr. Dong Yu is the date of the respective guarantee.

QuickLinks

  Exhibit 4.15